As filed with the Securities and Exchange Commission on June 11, 2020

Registration No. 333-238612

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

AVIDITY BIOSCIENCES, INC.

(Exact name of registrant as specified in its charter)

Delaware	2834	46-1336960
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

10975 N. Torrey Pines Road, Suite 150

La Jolla, California 92037

(858) 401-7900

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Sarah Boyce

President and Chief Executive Officer

Avidity Biosciences, Inc.

10975 N. Torrey Pines Road, Suite 150

La Jolla, California 92037

(858) 401-7900

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Cheston J. Larson Matthew T. Bush Alaina P. Ellis Latham & Watkins LLP 12670 High Bluff Drive San Diego, California 92130 (858) 523-5400	John W. Wallen III, Ph.D. General Counsel Avidity Biosciences, Inc. 10975 N. Torrey Pines Road, Suite 150 La Jolla, California 92037 (858) 401-7900	Richard C. Segal Charles S. Kim Divakar Gupta Will H. Cai Cooley LLP 4401 Eastgate Mall San Diego, California 92121 (858) 550-6000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Common Stock, $0.0001 par value per share	13,800,000 shares	$18.00	$248,400,000	$32,243

(1)	Includes 1,800,000 shares of common stock that the underwriters have the option to purchase.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended.
(3)	$28,660 of this registration fee was previously paid by the Registrant in connection with the prior filings of its Registration Statement on Form S-1.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Amendment No. 3 to the Registrant’s Registration Statement on Form S-1 (File No. 333-238612) is being filed solely for the purpose of updating the Calculation of Registration Fee table set forth on the Registration Statement facing page based on a proposed offering of 13,800,000 shares (including up to 1,800,000 shares subject to the underwriters’ option to purchase additional shares) at $18.00 per share, the top of the range set forth on the cover of the preliminary prospectus included in Amendment No. 2 to the Registration Statement filed on June 11, 2020, and no changes or additions are being made hereby to the prospectus which forms a part of the Registration Statement. Accordingly, the prospectus has been omitted from this filing.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimated except the SEC registration fee, the Financial Industry Regulatory Authority, Inc. (FINRA) filing fee and the Nasdaq Global Market listing fee.

Amount paid or to be paid
SEC registration fee	$32,243
FINRA filing fee	37,760
Nasdaq Global Market listing fee	170,000
Accountants’ fees and expenses	600,000
Legal fees and expenses	1,800,000
Transfer agent’s fees and expenses	3,500
Printing and engraving expenses	150,000
Miscellaneous	156,497

Total expenses	$2,950,000

Item 14. Indemnification of Directors and Officers.

Section 102 of the General Corporation Law of the State of Delaware permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our certificate of incorporation provides that no director of the Registrant shall be personally liable to it or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the General Corporation Law of the State of Delaware prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145 of the General Corporation Law of the State of Delaware provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation, or a person serving at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he was or is a party or is threatened to be made a party to any threatened, ending or completed action, suit or proceeding by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Our amended and restated certificate of incorporation, which will become effective immediately prior to the closing of this offering, provides that we will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of us) by reason of the fact that he or she is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. Our amended and restated certificate of incorporation provides that we will indemnify any Indemnitee who was or is a party to an action or suit by or in the right of us to procure a judgment in our favor by reason of the fact that the Indemnitee is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by us against all expenses (including attorneys’ fees) actually and reasonably incurred in connection therewith. Expenses must be advanced to an Indemnitee under certain circumstances.

We have entered into indemnification agreements with each of our directors and officers. These indemnification agreements may require us, among other things, to indemnify our directors and officers for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of his or her service as one of our directors or officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request.

We maintain a general liability insurance policy that covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers.

In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act, against certain liabilities.

Item 15. Recent Sales of Unregistered Securities.

Set forth below is information regarding unregistered securities issued by us since January 1, 2017. Also included is the consideration received by us for such securities and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed.

(a)	Issuances of Securities

1.

From December 2016 to October 2017 we issued an aggregate of 8,108,471 Series B preferred units to investors at a purchase price of $2.8269 per unit, for aggregate consideration of approximately $21.3 million, including the conversion of previously outstanding convertible promissory notes at a discounted price of $2.2615 per unit. Each outstanding Series B preferred unit was converted into one share of our Series B convertible preferred stock in connection with the Conversion described below.

2.

In June 2017, we issued to a lender a warrant to purchase 9,442 common units at an exercise price of $0.53 per unit in connection with our entry into a loan and security agreement. The warrant was converted into a warrant to purchase 9,442 shares of our common stock at an exercise price of $0.53 per share in connection with the Conversion described below.

3.

In July 2018, we issued and sold to certain investors an aggregate principal amount of $3.0 million in convertible promissory notes (the 2018 Notes). The 2018 Notes, including accrued interest thereon, were automatically converted into shares of our Series C convertible preferred stock in November 2019 in connection with our Series C convertible preferred stock financing.

4.

In February 2019, we issued and sold to certain investors an aggregate principal amount of $4.5 million in convertible promissory notes (the 2019 Notes). The 2019 Notes, including accrued interest thereon, were automatically converted into shares of our Series C convertible preferred stock in November 2019 in connection with our Series C convertible preferred stock financing.

5.

In April 2019, Avidity Biosciences, LLC (formerly known as Avidity NanoMedicines LLC) (Avidity LLC), a Delaware limited liability company, converted into Avidity Biosciences, Inc. (the Conversion). As a result, all 2,920,058 common units, 4,350,299 Series A preferred units and 8,108,471 Series B preferred units of Avidity LLC outstanding at the time of the Conversion were converted into 2,920,058 shares of common stock, 4,350,299 shares of Series A convertible preferred stock and 8,108,471 shares of Series B convertible preferred stock, respectively, of Avidity Biosciences, Inc. The Conversion was effected in accordance with the terms of the Agreement and Plan of Conversion and did not constitute a sale for purposes of the Securities Act.

6.

In April 2019, we entered into a convertible note purchase agreement with an investor, pursuant to which we issued and sold a convertible promissory note in the principal amount of $15.0 million (the April 2019 Note). The April 2019 Note, including accrued interest thereon, was automatically converted into shares of our Series C convertible preferred stock in November 2019 in connection with our Series C convertible preferred stock financing.

7.

In November 2019 and January 2020 we issued an aggregate of 25,345,793 shares of our Series C convertible preferred stock to investors at a purchase price of $4.2812 per unit, for aggregate consideration of approximately $102.8 million, including the conversion of the 2018 Notes, the 2019 Notes and the April 2019 Note at a discounted purchase price of $3.639, $3.425 and $3.425, respectively.

No underwriters were involved in the foregoing issuances of securities. The securities described in this section (a) of Item 15 were issued to investors in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(a)(2) under the Securities Act and Regulation D promulgated thereunder relative to transactions by an issuer not involving any public offering, to the extent an exemption from such registration was required. All holders of securities described above represented to us in connection with their purchase or issuance that they were accredited investors and were acquiring the securities for their own account for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof and that they could bear the risks of the investment and could hold the securities for an indefinite period of time. The holders received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration statement or an available exemption from such registration.

(b)	Grants of Stock Options

1.

Since January 2017, we granted stock options to purchase an aggregate of 3,383,318 shares of our common stock at a weighted-average exercise price of $1.83 per share, to certain of our employees, consultants and directors in connection with services provided to us by such persons. 628,485 of these options have been exercised and 49,582 have been cancelled through May 31, 2020.

The stock options and common stock issuable upon exercise of such options as described in this section (b) of Item 15 were issued pursuant to written compensatory plans or arrangements with our employees and directors, in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 701 promulgated under the Securities Act or the exemption set forth in Section 4(a)(2) under the Securities Act and Regulation D promulgated thereunder relative to transactions by an issuer not involving any public offering. All recipients either received adequate information about us or had access, through employment or other relationships, to such information.

All of the foregoing securities are deemed restricted securities for purposes of the Securities Act. All certificates representing the issued shares of capital stock described in this Item 15 included appropriate legends setting forth that the securities had not been registered and the applicable restrictions on transfer.

Item 16. Exhibits and Financial Statement Schedules.

(c)	Exhibits. See Exhibit Index attached to this registration statement, which is incorporated by reference herein.

(d)

Financial Statement Schedules.    Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1.1*	Form of Underwriting Agreement

3.1*	Amended and Restated Certificate of Incorporation, as amended (currently in effect)

3.2*	Bylaws (currently in effect)

3.3*	Form of Amended and Restated Certificate of Incorporation (to be effective immediately prior to the closing of this offering)

3.4*	Form of Amended and Restated Bylaws (to be effective immediately prior to the closing of this offering)

4.1*	Specimen stock certificate evidencing the shares of common stock

4.2*	Amended and Restated Registration Rights Agreement, dated November 8, 2019, by and among the Registrant and certain of its stockholders

4.3*	Participation Rights Letter Agreement, dated November 8, 2019, by and among RTW Master Fund, Ltd., RTW Innovation Master Fund, Ltd. and RTW Venture Fund Limited

4.4*	Warrant issued to Silicon Valley Bank, dated August 7, 2015

4.5*	Warrant issued to Silicon Valley Bank, dated June 9, 2017

5.1*	Opinion of Latham & Watkins LLP

10.1#*	Avidity Biosciences, Inc. 2013 Amended and Restated Equity Incentive Plan, including form of stock option grant notice and stock option agreement thereunder

10.2#*	Avidity Biosciences, Inc. 2020 Incentive Award Plan, including form of stock option grant notice and stock option agreement thereunder

10.3#*	Avidity Biosciences, Inc. 2020 Employee Stock Purchase Plan

10.4#*	Non-Employee Director Compensation Program

10.5#*	Employment Letter Agreement, dated May 15, 2020, by and between Sarah Boyce and the Registrant

10.6#*	Employment Letter Agreement, dated May 15, 2020, by and between Joseph Baroldi and the Registrant

10.7#*	Employment Letter Agreement, dated May 15, 2020, by and between Arthur A. Levin, Ph.D. and the Registrant

10.8#*	Employment Letter Agreement, dated May 14, 2020, by and between Michael F. MacLean and the Registrant

10.9#*	Executive Chairman Agreement, dated October 28, 2019, by and between Troy Wilson, Ph.D., J.D. and the Registrant

10.10#*	Release Agreement dated December 19, 2019, by and between P. Kent Hawryluk and the Registrant

10.11#*	Form of Indemnification Agreement for Directors and Officers

10.12†*	Research Collaboration and License Agreement, dated April 17, 2019, by and between Eli Lilly and Company and the Registrant

10.13*	Loan and Security Agreement, dated August 7, 2015, as amended, by and between Silicon Valley Bank and the Registrant

Exhibit Number	Description of Exhibit

10.14*	Lease Agreement, dated March 31, 2014, as amended, by and between ARE-10933 North Torrey Pines, LLC and Registrant

10.15*	Lease Agreement, dated June 1, 2020, by and between ARE-SD Region No. 44, LLC and Registrant

23.1*	Consent of BDO USA, LLP, independent registered public accounting firm

23.2*	Consent of Latham & Watkins LLP (included in Exhibit 5.1)

24.1*	Power of Attorney

*	Previously filed.

#	Indicates management contract or compensatory plan.

†	Portions of this exhibit have been omitted for confidentiality purposes.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on this 11th day of June, 2020.

AVIDITY BIOSCIENCES, INC.

By:	/s/ Sarah Boyce
Sarah Boyce
President, Chief Executive Officer and Director

SIGNATURES AND POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities held on the dates indicated.

Signature	Title	Date

* Sarah Boyce	President, Chief Executive Officer and Director (principal executive officer)	June 11, 2020

* Michael F. MacLean	Chief Financial Officer (principal financial and accounting officer)	June 11, 2020

* Troy Wilson, Ph.D., J.D.	Executive Chairman of the Board of Directors	June 11, 2020

* Carsten Boess	Director	June 11, 2020

* Todd Brady	Director	June 11, 2020

* Noreen Henig, M.D.	Director	June 11, 2020

* Edward Kaye, M.D.	Director	June 11, 2020

* Michael Martin, Ph.D.	Director	June 11, 2020

* Roderick Wong, M.D.	Director	June 11, 2020

*By:	/s/ Sarah Boyce
Sarah Boyce
Attorney-in-Fact